Exhibit 99.1

Scienjoy Holding Corporation Engages ICON Capital Group to Explore Strategic Alternatives and Unlock Shareholder Value

BEIJING, Dec. 18, 2025 /PRNewswire/ -- Scienjoy Holding Corporation (“Scienjoy”, the “Company”, or “we”) (NASDAQ: SJ), a leading interactive entertainment company in the Chinese market, today announces its engagement of ICON Capital Group, LLC (“ICG”) to evaluate strategic alternatives to optimize its substantial cash position and enhance long-term shareholder value. The engagement positions Scienjoy to explore multiple value-creation opportunities following several years of robust cash generation and significant research and development investments, particularly in its Dubai operations.

The Company authorizes ICG to assess a comprehensive range of strategic options, including business development initiatives, accretive acquisitions focused on U.S.-based artificial intelligence assets, share repurchase programs, recapitalizations, strategic investments or partnerships, and enhanced investor relations programs. The Company believes that this engagement represents a decisive step toward bridging the gap between Scienjoy’s current market valuation and its intrinsic value.

“Scienjoy’s management team recognizes a significant disconnect between our market capitalization and the true value of our assets and operations,” states Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy. “With a net asset value approximately US$170 million, more than seven times our current market capitalization, we believe this engagement with ICG could allow us to unlock maximum value for our shareholders through strategic evaluation and execution.”

Strategic Focus Areas

The engagement focuses on identifying opportunities that leverage Scienjoy’s financial position and operational capabilities. The Company remains open to all viable options without limitation. Each alternative will undergo rigorous evaluation to ensure alignment with shareholder value creation objectives.

ICG brings specialized expertise in corporate strategy and capital markets to guide Scienjoy through this comprehensive review process. The firm’s role encompasses identifying, evaluating, and potentially executing transactions or initiatives that optimize the Company’s capital structure and market positioning.

Market Position and Value Proposition

Scienjoy’s current financial profile demonstrates substantial cash generation capabilities combined with strategic investments in technology development. The Company’s Dubai-based research and development initiatives represent forward-looking investments in innovation and market expansion, both technically and geographically. In parallel, the Company is actively exploring opportunities to expand into adjacent areas such as crypto and the broader digital ecosystem, which it believes will create synergies with its existing business. Management emphasizes that the strategic alternatives review aims to ensure these investments translate into recognized shareholder value.

“This engagement of ICG reflects our commitment to proactive value creation,” adds Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy. “We believe our shareholders deserve to see the Company’s fundamental value reflected in our market performance, and this engagement provides the framework to achieve that objective.”

About ICON Capital Group, LLC

ICON Capital Group, LLC specializes in creating custom financial solutions tailored for the capital needs of its clients. ICG is committed to building enduring and mutually beneficial relationships with its clients by providing them with custom, flexible, and creative solutions designed to help them achieve their goals. ICG’s service offerings span across investment banking, capital markets, wealth management, and transactions. For more information, please visit https://iconcapg.com/.

About Scienjoy Holding Corporation

Scienjoy is a pioneering Nasdaq-listed interactive entertainment leader. Driven by the vision of shaping a metaverse lifestyle, Scienjoy leverages AI-powered technology to create immersive experiences that resonate with global audiences, fostering meaningful connections and redefining entertainment. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. There can be no assurance that the review process will result in negotiation or consummation of any strategic transaction. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company’s filings with the Securities and Exchange Commission (“SEC”) from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

For investor and media inquiries, please contact:

Investor Relations Contacts

Denny Tang
Chief Financial Officer
Scienjoy Holding Corporation

+86-10-64428188
ir@scienjoy.com

Ascent Investor Relations LLC

Tina Xiao
+1-646-932-7242
investors@ascent-ir.com